                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


___________________________________________________

In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
___________________________________________________



     This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.


1)   Ameren common stock - New Issue None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 477,119 shares under its dividend reinvestment plan and 149,853 shares under its employee benefit plans.

3)   Guarantees issued
     No performance guarantees.
     The following financial guarantees were issued during the 2nd quarter of 2000.

Name of Parent   Name of Subsidiary   Amount        Terms             Purpose
--------------   ------------------   ------        -----             -------
Ameren Corp.     Ameren Energy      $ 500,000   through 12/31/00  Credit Support


_________________________________________________________________________

4)   Short-term debt issued by Ameren during the 2nd quarter of 2000.

     o Commercial paper issued through Chase Securities and/or Banc of America Securities during the quarter, ranging from $138.7 million to $329.5 million, at monthly average interest rates ranging from 6.2% to 6.4%.
     o A series of overnight loans from Banca Nazionale del Lavoro during June, 2000, ranging from $700,000 to $1.2 million, at interest rates ranging from 6.6% to 7.3%.

     Maximum indebtedness at any one time:  $330.7 million on June 30, 2000.


5)   Financings consummated by any Utility Subsidiary not exempt under Rule 52

     Union Electric Company:
     o Commercial paper issued through Bank One Capital Markets, Goldman Sachs and/or A. G. Edwards & Sons, ranging from a low of $139.6 million to a high of $244.0 million, at monthly average interest rates ranging from 6.2% to 6.5%.

6)   Financings consummated by any Nonutility Subsidiary,  not exempt under Rule
     52
     None


7)   Forms U-6B-2 filed with the Commission.
     Quarterly report filed


8)   Balance Sheets
     The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9)   Registration Statements
     None

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                             Ameren Corporation

                                             BY  /S/ Steven R. Sullivan
                                                ------------------------
                                                   Steven R. Sullivan
                                             Vice President, General Counsel
                                                     and Secretary

August 24, 2000

                                                                       Exhibit A
                                                                     Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                    June 30,   December 31,
ASSETS                                                                2000         1999
------                                                            -----------  -----------
Property and plant, at original cost:
   Electric                                                       $12,363,369  $12,053,411
   Gas                                                                501,970      491,708
   Other                                                               90,468       92,696
                                                                  -----------  -----------
                                                                   12,955,807   12,637,815
   Less accumulated depreciation and amortization                   6,059,772    5,891,340
                                                                  -----------  -----------
                                                                    6,896,035    6,746,475
Construction work in progress:
   Nuclear fuel in process                                             97,635       88,830
   Other                                                              433,123      329,880
                                                                  -----------  -----------
         Total property and plant, net                              7,426,793    7,165,185
                                                                  -----------  -----------
Investments and other assets:
   Investments                                                         67,762       66,476
   Nuclear decommissioning trust fund                                 191,687      186,760
   Other                                                               83,351       80,737
                                                                  -----------  -----------
         Total investments and other assets                           342,800      333,973
                                                                  -----------  -----------
Current assets:
   Cash and cash equivalents                                           48,901      194,882
   Accounts receivable - trade (less allowance for doubtful
         accounts of $10,436 and $7,136 respectively)                 254,079      216,344
   Unbilled revenue                                                   189,122      154,097
   Other accounts and notes receivable                                 13,882       20,668
   Materials and supplies, at average cost -
      Fossil fuel                                                     119,576      123,143
      Other                                                           117,155      130,081
   Other                                                               36,850       39,791
                                                                  -----------  -----------
         Total current assets                                         779,565      879,006
                                                                  -----------  -----------
Regulatory assets:
   Deferred income taxes                                              600,799      622,520
   Other                                                              162,506      176,931
                                                                  -----------  -----------
         Total regulatory assets                                      763,305      799,451
                                                                  -----------  -----------
Total Assets                                                      $ 9,312,463  $ 9,177,615
                                                                  ===========  ===========
CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding                                $    1,372   $    1,372
   Other paid-in capital, principally premium on
     common stock                                                   1,582,501    1,582,501
   Retained earnings                                                1,506,290    1,505,827
                                                                   ----------   ----------
         Total common stockholders' equity                          3,090,163    3,089,700
   Preferred stock not subject to mandatory redemption                235,197      235,197
   Long-term debt                                                   2,500,000    2,448,448
                                                                   ----------   ----------
         Total capitalization                                       5,825,360    5,773,345
                                                                   ----------   ----------
Minority interest in consolidated subsidiaries                          3,970        4,010
Current liabilities:
   Current maturity of long-term debt                                  57,226      128,867
   Short-term debt                                                    336,053       80,165
   Accounts and wages payable                                         244,667      341,274
   Accumulated deferred income taxes                                   65,109       70,719
   Taxes accrued                                                      219,723      155,396
   Other                                                              265,488      300,747
                                                                   ----------   ----------
         Total current liabilities                                  1,188,266    1,077,168
                                                                   ----------   ----------
Accumulated deferred income taxes                                   1,496,235    1,493,634
Accumulated deferred investment tax credits                           168,493      170,834
Regulatory liability                                                  187,582      188,404
Other deferred credits and liabilities                                442,557      470,220
                                                                   ----------   ----------
Total Capital and Liabilities                                      $9,312,463   $9,177,615
                                                                   ==========   ==========


See Notes to Consolidated Financial Statements.

                                                                       Exhibit A
                                                                     Page 2 of 3

                CENTRAL ILLINOIS PUBLIC SERVICE COMPANY Exhibit A
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)

                                                                 June 30,    December 31,
ASSETS                                                             2000         1999
------                                                          ----------   ----------
Property and plant, at original cost:
   Electric                                                     $1,185,886   $2,422,002
   Gas                                                             271,062      267,909
                                                                ----------   ----------
                                                                 1,456,948    2,689,911
   Less accumulated depreciation and amortization                  637,627    1,260,582
                                                                ----------   ----------
                                                                   819,321    1,429,329
Construction work in progress                                        6,741       43,435
                                                                ----------   ----------
         Total property and plant, net                             826,062    1,472,764
                                                                ----------   ----------

Investments and other assets:
   Intercompany notes receivable                                   511,701         --
   Intercompany tax receivable                                     202,882         --
   Other                                                            17,684       17,722
                                                                ----------   ----------
         Total investments and other assets                        732,267       17,722
                                                                ----------   ----------

Current assets:
   Cash and cash equivalents                                        12,626       12,536
   Accounts receivable - trade (less allowance for doubtful
         accounts of $2,563 and $1,828, respectively)               49,288       48,703
   Unbilled revenue                                                 76,919       75,884
   Other accounts and notes receivable                              29,050       20,875
   Intercompany notes receivable                                    39,925         --
   Intercompany tax receivable                                      16,114         --

   Materials and supplies, at average cost -
      Fossil fuel                                                   14,160       47,291
      Other                                                          9,746       33,931
   Other                                                             6,768       10,387
                                                                ----------   ----------
         Total current assets                                      254,596      249,607
                                                                ----------   ----------
Regulatory assets:
   Deferred income taxes                                               364       21,520
   Other                                                             9,401       20,141
                                                                ----------   ----------
         Total regulatory assets                                     9,765
                                                                             ----------
                                                                                 41,661
Total Assets                                                    $1,822,690   $1,781,754
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                              $  120,033   $  120,033

   Retained earnings                                               422,385      414,345
                                                                ----------   ----------
         Total common stockholder's equity                         542,418      534,378
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  468,116      493,625
                                                                ----------   ----------
        Total capitalization                                     1,090,534    1,108,003
                                                                ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               30,000       35,000
   Intercompany notes payable                                      120,350      132,900
   Accounts and wages payable                                      119,100       82,800
   Accumulated deferred income taxes                                19,618       22,621
   Taxes accrued                                                    22,858       32,145
   Other                                                            34,401       39,619
                                                                ----------   ----------
         Total current liabilities                                 346,327      345,085
                                                                ----------   ----------
Accumulated deferred income taxes                                  310,741      216,661
Accumulated deferred investment tax credits                         13,196       32,169
Regulatory liability                                                36,004       34,004
Other deferred credits and liabilities                              25,888       45,832
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,822,690   $1,781,754
                                                                ==========   ==========


See Notes to Financial Statements.

                                                                       Exhibit A
                                                                    Page 3 of  3

                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)



                                                                  June 30,    December 31,
ASSETS                                                               2000        1999
------                                                           ----------   ----------
Property and plant, at original cost:
   Electric                                                      $9,331,165   $9,210,122
   Gas                                                              230,897      223,789
   Other                                                             37,156       37,156
                                                                 ----------   ----------
                                                                  9,599,218    9,471,067
   Less accumulated depreciation and amortization                 4,445,047    4,320,910
                                                                 ----------   ----------
                                                                  5,154,171    5,150,157
Construction work in progress:
   Nuclear fuel in process                                           97,635       88,830
   Other                                                            108,360       92,833
                                                                 ----------   ----------
         Total property and plant, net                            5,360,166    5,331,820
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               191,687      186,760
   Other                                                             61,396       59,748
                                                                 ----------   ----------
        Total investments and other assets                          253,083      246,508
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                          1,602      117,308
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,872 and $5,308, respectively)               176,017      151,399
   Unbilled revenue                                                 111,788       78,213
   Other accounts and notes receivable                               51,545       19,803
   Intercompany notes receivable                                    169,120      165,700
   Materials and supplies, at average cost -
      Fossil fuel                                                    61,154       65,292
      Other                                                          79,597       90,921
   Other                                                             19,639       19,205
                                                                 ----------   ----------
         Total current assets                                       670,462      707,841
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            600,343      600,604
   Other                                                            153,105      156,789
                                                                 ----------   ----------
         Total regulatory assets                                    753,448      757,393
                                                                 ----------   ----------
Total Assets                                                     $7,037,159   $7,043,562
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                              $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      701,896
   Retained earnings                                              1,204,696    1,221,167
                                                                 ----------   ----------
         Total common stockholder's equity                        2,417,211    2,433,682
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,919,662    1,882,601
                                                                 ----------   ----------
         Total capitalization                                     4,492,070    4,471,480
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                                12,782       11,423
   Accounts and wages payable                                       188,721      234,845
   Accumulated deferred income taxes                                 45,607       48,139
   Taxes accrued                                                    179,355      119,699
   Other                                                            165,217      208,373
                                                                 ----------   ----------
         Total current liabilities                                  591,682      622,479
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,260,723    1,248,721
Accumulated deferred investment tax credits                         135,740      138,665
Regulatory liability                                                151,578      154,399
Other deferred credits and liabilities                              405,366      407,818
                                                                 ----------   ----------
Total Capital and Liabilities                                    $7,037,159   $7,043,562
                                                                 ==========   ==========



See Notes to Financial Statements.